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S 19003317 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUEST CAPITAL STRATEGIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 ROCKFIELD BLVD #130
(No. and Street)

LAKE FOREST (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYNE TSAI 949-830-4885 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCCW ACCOUNTANCY CORP.
(Name – *if individual, state last, first, middle name*)

430 S GARFIELD AVE #489 (Address) ALHAMBRA (City) CA (State) 91801 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, CAROLYNE TSAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST CAPITAL STRATEGIES, INC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital Stratigies, Retirement Plan; Quest Capital Strategies Defined Benefit; Carolyne Tsai Trust; Carolyne Tsai IRA & IRA Rollover;

Carolyne Tsai Custodial Accounts

SEC Mail Processing

MAR 01 2019

Washington, DC

Signature

C.F.O

Title

See Attached Notary Certificate

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California } s.s.

County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 day of February (Month),

20 19, by Carolyne Tsai (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

BARDIA SADEGHI
Notary Public - California
Orange County
Commission # 2215527
My Comm. Expires Oct 17, 2021

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLICACCOUNTING FIRM

December 31, 2018

QUEST CAPITAL STRATEGIES, INC.
TABLE OF CONTENTS
December 31, 2018

KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Quest Capital Strategies, Inc. (the Company) as of December 31, 2018, and the related statement of income, comprehensive income, stockholders' equity, and cash flow for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The information contained in Schedules I, II, III, and IV (the "Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of Quest Capital Strategies, Inc.'s financial statements. The Supplemental Information is the responsibility of Quest Capital Strategies, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KCCW

We have served as the Company's auditor since 2014.

Los Angeles, California
February 26, 2019

KCCW Accountancy Corp.
5042 Wilshire Blvd., #30011, Los Angeles, CA 90036, USA
Tel: +1 323 867 9880 • Fax: +1 323 375 0500 • info@kccwcpa.com

Quest Capital Strategies, Inc.
Balance Sheet
December 31, 2018

ASSETS

Current assets:		
Cash and cash equivalents	$	550,236
Commissions receivable		229,039
Other receivable		1,593
Prepaid expenses		7,479
Securities owned (Note 3)		932
Total current assets		789,279
Pension asset (Note 9)		522,968
Property and equipment, net (Notes 2 and 4)		6,440
Deposits and other assets		5,808
Total assets	$	1,324,495

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accrued expenses	$	86,876
Commissions payable		80,156
Retirement plans payable		86,336
License fees payable		146,894
Total current liabilities		400,262
Pension liability (Note 9)		-
Total liabilities		400,262
Commitments and Contingencies (Note 5)		-
Stockholder's equity		
Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding		10,000
Accumulated other comprehensive income		365,498
Retained earnings		548,735
Total stockholder's equity		924,233
Total liabilities and stockholder's equity	$	1,324,495

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Income and Comprehensive Income
For The Year Ended December 31, 2018

Revenues:		
Commissions	$	2,937,976
Annual fess		559,374
Advisory fees		377,370
Administrative services		133,808
Other income		44,163
Interest and dividends		1,978
Net realized gains (loss) on securities		(1,180)
Net unrealized gains (loss) on securities		(309)
Total revenues		4,053,180
Operating expenses:		
Commission expense		1,918,182
Employee compensation and benefits		893,302
Trading overhead		46,930
Office expense		60,009
Rent		60,543
Legal and professional		168,891
License and fees expense		97,671
Other expenses		55,585
Advertising and promotion		8,367
Travel		13,865
Insurance		6,396
Depreciation		2,209
Total operating expenses		3,331,950
Income before provision for income taxes		721,230
Provision for income taxes		16,405
Net income		704,825
Other comprehensive income, net of tax:		
Defined benefit pension plan:		
Unexpected return on plan assets		11,516
Net actuarial gain arising during current period		(177,694)
Amortization of prior service cost (credit)		19,224
Total other comprehensive loss, net of tax		(146,954)
Comprehensive income	$	557,871

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2018

	Common stock				Retained Earnings		Accumulated Other Comprehensive Income		Total
	Shares		Amount						
Balance, January 1, 2018	100	$	10,000	$	577,330	$	512,452	$	1,099,782
Stockholder's distributions	-		-		(733,420)		-		(733,420)
Net income in 2018	-		-		704,825		-		704,825
Other comprehensive loss, net of tax	-		-		-		(146,954)		(146,954)
Balance, December 31, 2018	100	$	10,000	$	548,735	$	365,498	$	924,233

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	704,825
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,209
Unrealized loss on marketable securities, net		539
Changes in current assets and liabilities		
Increase in commissions receivable		17,588
Decrease in other receivable		1,942
Increase in prepaid expenses		12,436
Increase in accrued expenses		2,839
Increase in commissions payable		(6,671)
Increase in retirement plan payable		(2,809)
Decrease in license fees payable		(10,745)
Net cash provided by operating activities		722,153
Cash flows from investing activities		
Purchase of machinery and equipment		(4,372)
Principal withdrawals of marketable securities		(173)
Net cash used in investing activities		(4,545)
Cash flows from financing activities		
Stockholder's distributions		(733,420)
Net cash used in financing activities		(733,420)
Net decrease in cash and cash equivalents		(15,812)
Cash and cash equivalents, beginning of the year		566,048
Cash and cash equivalents, end of the year	$	550,236
Supplemental disclosure of cash information		
Income taxes paid	$	14,858
Interest paid	$	-

The accompanying notes are an integral part of financial statements.

NOTE 1: ORGANIZATION

Quest Capital Strategies, Inc. (the "Company") is primarily engaged in the business of securities brokerage. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three months or less. As of December 31, 2018, the Company maintains a $100,000 deposit with its clearing broker/dealer.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.

This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and at the date of the financial statements and the recorded amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company is an S Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual stockholder. The Company is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax was immaterial for the year ended December 31, 2018.

The Company applied the provisions of ASC 740-10-50, "Accounting For Uncertainty In Income Taxes", which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At December 31, 2018, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state jurisdictions. The Company is no longer subject to U.S. federal examination for years before 2015, to state and local examinations for years before 2014.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

On January 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers,* using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

Recent Accounting Pronouncements

The Company has considered and adopted all recent accounting pronouncements that are applicable. Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial statements.

NOTE 3: SECURITIES OWNED

The Company's securities investments are classified as trading securities. The Company only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2018 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. Realized and unrealized gains on marketable securities were as follows:

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities		
Marketable equity securities	$ 162	$ (471)

	Gross Realized Gain	Gross Realized Loss
Trading securities		
Marketable equity securities	$ 538	$ (1,717)

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consisted of the following:

Property and equipment	$	102,186
Less: accumulated depreciation		(95,746)
Property and equipment, net	$	6,440

NOTE 5: COMMITMENTS AND CONTINGENCIES

Operating lease

On March 17, 2014, the Company entered into the second amendment to lease with KP Rockfield LLC. The original lease with KP Rockfield LLC expires on July 31, 2014. This amendment extended the original lease term for 64 months, from August 1, 2014 to Nov 30, 2019. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. Future minimum payments by year due under the operating lease agreement are $65,181 as of December 31, 2019.

Litigations

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business.

1) *Maria T. Holland v Quest Capital Strategies, Inc.*, FINRA Case No. 18-00793

   Claimant filed her claim against Quest on February 27, 2018, wherein she alleges six (6) causes of action for violations of federal securities laws, violations of Virginia's securities laws, breach of contract, common law fraud, breach of fiduciary duty, and negligence and gross negligence, and seeks damages in the amount of at least $633,880. In the Claim, Claimant alleges that Frank Dietrich, who was a registered representative associated with the firm from March 2013 to March 2018, recommended that Claimant loan money to the Woodbridge Group of Companies, LLC and its affiliates ("Woodbridge") via promissory notes. Based on research conducted in defense of these claims, Woodbridge was alleged to be a Ponzi scheme perpetrated by its owner, and in connection therewith, is subject to an action filed by the SEC. During this time, Woodbridge also filed for bankruptcy, and it appears, defaulted on the notes entered into with Claimant.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

The firm filed its Answer and Affirmative Defenses on April 25, 2018, wherein it denied the allegations against Quest, stating it had no knowledge about Claimant because she was not a customer of the firm and that Dietrich never disclosed his Woodbridge activities to the firm. Further, Quest stated in its answer that it was not liable because the firm maintains a reasonably designed, and implemented supervisory system, and Dietrich's alleged activities regarding Woodbridge were, if proven, undisclosed transactions that could not reasonably have been detected by Quest. In that regard, Quest only learned of Dietrich's involvement with Woodbridge when it was served with a FINRA arbitration Statement of Claim in a prior matter, *Medeiros et al.* v *Quest Capital Strategies, Inc.*, FINRA Case No. 17-03375. This matter and the *Medeiros* are two cases out of a total of six (6) FINRA arbitrations (see below) all relating to Dietrich and Woodbridge. There is no potential insurance coverage for these claims.

As to the alleged claims, Dietrich was obligated to provide written notice to Quest that he was engaged in the sale of Woodbridge notes, but he failed to do so and actively concealed this activity from Quest. On November 26, 2018, Dietrich entered into a Letter of Acceptance, Waiver and Consent with FINRA in which he agreed to an industry bar, and notably, admitted to selling Woodbridge notes to 58 individuals, of which thirty (30) were Quest customers, and further, it was found he failed to disclose this activity to Quest. This matter is currently set for Final Hearings in Washington, DC on March 25, 2019 to March 29, 2019. Discovery between the parties and third party discovery is complete.

We believe that the evidence will reflect that Dietrich actively concealed his alleged Woodbridge activities from the firm, and further, Quest has a reasonable supervisory structure in place, and its supervisory policies and procedures were followed during the relevant time period. It is pertinent to note that in the context of the foregoing, the *Medeiros* matter resulted in an award of $235,000.00 plus $41,226 in cost against a demand of $200,000, plus model portfolio damages, interest and costs. The *Medeiros* panel did not provide any explanation on how they came to that award number, and our efforts to obtain same were denied by the FINRA director. However, we believe they were encouraged to render an award based on relative sympathies toward the claimant (he is handicapped, elderly, and suffering from dementia). It is our view that this matter should be considered as a defensible case and should be vigorously defended, but we remain mindful of the outcome of *Medeiros*. Holland is not as sympathetic of a Claimant but is elderly, like most of the other claimants. Furthermore, as we learned in *Medeiros*, the duties to supervise non-branch representatives as opposed to branch representatives, together with the firm's regulatory disciplinary history dating back to the late 90s relative to non-branch supervision present significant challenges and corresponding risk factors. Bearing that in mind, our approach in this matter will evolve in anticipation of these issues.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

As for damages, Claimant seeks at least $633,880 in the Claim. Based on our calculations and research, Claimant's net claims based on the outstanding principle minus interest received is $560,076. Claimant is to potentially recover between $335,973 to $392,052 from the bankruptcy matter, leaving net damages of $224,103 to $168,024.

2) *Gayle G. Rogers* v *Quest Capital Strategies, Inc. and Frank R. Dietrich,* FINRA Case No. 18-00705

Claimant filed her Statement of Claim on February 21, 2018 alleging six (6) causes of action for violations of federal securities laws, violations of Virginia's securities laws, breach of contract, fraud, breach of fiduciary duty, and negligence and gross negligence, and seeks damages in the amount of at least $264,000. In the Claim, Claimant alleges that Dietrich recommended that she loan money to Woodbridge (the Claim is almost identical to that of the *Holland* matter above, having been brought by the same opposing counsel, Kalju Nekvasil, Esq.).

On April 18, 2018, Quest filed its Answer and Affirmative Defenses mirroring its denial and defenses as asserted in *Holland.* This matter is currently set for Final Hearings in Richmond, VA on April 8, 2019 to April 12, 2019. Discovery between the parties and third party discovery is complete.

See the above *Holland* matter as to further case analysis. As for damages, Claimant seeks at least $264,000 in the Claim. Based on our calculations and research, Claimant's net claims based on the outstanding principle minus interest received is $288,724. Claimant is to recover potentially between $121,449 and $144,321 from the bankruptcy matter, leaving net damages of $107,725 to $84,403.

3) *Rosalyn R. Knapp* v *Quest Capital Strategies, Inc.,* FINRA Case No. 18-01059

Claimant filed their Statement of Claim on March 20, 2018 alleging six (6) causes of action for violations of federal securities laws, violations of Virginia's securities laws, breach of contract, fraud, breach of fiduciary duty, and negligence and gross negligence, and seeks damages in the amount of at least $100,000. In the Claim, Claimant alleges that Dietrich recommended that she loan money to Woodbridge (the Claim is almost identical to that of the *Holland* and *Rogers* matters above, having been brought by the same opposing counsel).

On July 16, 2018, Quest filed its Answer and Affirmative Defenses mirroring its denial and defenses as asserted in *Holland* and *Rogers.* This matter is currently set for Final Hearings in Washington, DC on December 9, 2019 to December 16, 2019. Both parties have made a voluntary production of documents, and Quest served its First Request for Documents and Information Discovery on February 11, 2019. We are in the process of requesting third party subpoenas and orders of production.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

See the above *Holland* matter as to further case analysis. As for damages, Claimant seeks at least $100,000 in the Claim. Based on our calculations and research, Claimant's net claims based on the outstanding principle minus interest received is $49,486. Claimant is to potentially recover between $29,691 to $34,640 from the bankruptcy matter, leaving net damages of $19,795 to $14,846.

4) *Joyce E. Friedman* v *Quest Capital Strategies, Inc. and Frank Roland Dietrich,* FINRA Case No. 18-01925

Claimant filed her claim against Quest on May 17, 2018, wherein she alleges six (6) causes of action for violation of state securities laws, unsuitability, breach of fiduciary, breach of contract, agency liability, and sale of unregistered securities, and seeks damages in an unspecified amount. This matter is brought by a different opposing counsel from the above matters (C. Gray, Esq.). On August 10, 2018, Quest filed its Answer and Affirmative Defenses denying all allegations and asserting that Quest had a reasonable supervisory system in place that was followed during the relevant time.

In this matter, unlike the above matters, Friedman was a prior customer of the firm. Further Quest was advised by counsel for Dietrich, that Ms. Friedman voluntary executed a release with Dietrich, whereby Quest was named as a third party beneficiary (the "Release"). Dietrich filed his Motion to Dismiss based on the Release on July 11, 2018. On August 22, 2018, Quest filed a Joiner Motion to Dismiss. The Motion to Dismiss was scheduled to be heard on February 20, 2019, but due to scheduling issues and a pending prehearing conference on discovery issues, it's currently being rescheduled. Both parties are still in the process of propounding and responding to discovery request and issuing third party request.

See the above *Holland* matter as to further case analysis. As for damages, based on our calculations and research, Claimant's net claims based on the outstanding principle minus interest received is $143,286. Claimant is to recover potentially between $70,480 to $84,809 from the bankruptcy matter, leaving net damages of $72,806 to $58,477.

5) *Robert Tidier* v. *Wunderlich Securities, Inc., and Quest Capital Strategies, Inc.,* FINRA Case No. 18-01215

Claimant filed his claim against Quest on April 3, 2018, wherein he alleges eight (8) causes of action for negligence, failure to supervise, unsuitability, violations of FINRA and NASD rules, breach of fiduciary duty, breach of contract, violations of the Virginia Securities Act, and respondeat superior, and seeks damages in the amount of at least $400,000. This matter is brought by a different opposing counsel from the above matters (Chad Kohler, Esq.). June 21,2018, Quest filed its Answer and Affirmative Defenses, wherein it denies all allegations of wrongdoing and asserting that Quest had a reasonable supervisory system in place that was followed during the relevant time.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

On October 1, 2018, Claimant voluntarily dismissed Wunderlich (Dietrich's prior registrations were held there) on the basis Claimant did not enter into any promissory notes with Claimant until after Dietrich left the firm and registered with Quest. In this matter, unlike the *Holland, Rogers,* or *Knapp* matters, Tidier was a prior customer of the firm.

Quest was advised by counsel for Dietrich, that Mr. Tidier voluntary executed a release with Dietrich, whereby Quest was named as a third party beneficiary. On December 21, 2018, Quest filed a Motion to Dismiss, and on February 11, 2019, Claimant filed its opposition. The Motion to Dismiss and Opposition has not been scheduled for a prehearing conference yet. Both parties are still in the discovery process.

See the *Holland* matter as to further case analysis. As for damages, based on our calculations and research, Claimant's net claims based on the outstanding principle minus interest received is $352,166. Claimant is to recover potentially between $211,299 to $246,516 from the bankruptcy matter, leaving net damages of $140,867 to $105,650.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $378,310 that was $351,626 in excess of its required net capital of $26,684. The Company's percentage of aggregate indebtedness to net capital at December 31, 2018 was 1.06 to 1.

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Securities	932	-	-	932
	$ 932	$ -	$ -	$ 932

NOTE 8: CREDIT RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Company and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificates directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Company. The Company seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 9: RETIREMENT PLANS

Defined contribution plan

The Company has a defined contribution plan covering all employees with at least one year of service. The Plan requires Company contributions to the Plan each year equal to 3% of all participants' compensation plus additional contributions at management's discretion. Total expense of the defined contribution plan for the year ended December 31, 2018 was $55,0267.

Defined benefit pension plan

The Company sponsors a defined benefit pension plan covering substantially all of its employees. Pension benefits are based on a percent of monthly compensation multiplied by year of credited service. Effective January 1, 2015, the Company amended the pension plan by reducing the benefit percentage from 7.35% to 6.7% for Classification B employee. The Company's funding policy is to make the minimum annual contribution required by applicable regulations.

In 2008, the Company adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (ASC 715). ASC 715 requires the Company to recognize the funded status of its pension and other post-retirement benefit plans in the statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2018.

NOTE 9: RETIREMENT PLANS (CONTINUED)

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2018:

Pension plan obligations and funded status:

Projected benefit obligation at December 31, 2018	$	(1,690,491)
Pension plan assets at fair value at December 31, 2018		2,213,458
Funded status	$	522,967
Accumulated benefit obligation at December 31, 2018	$	1,690,491
Employer contributions		-
Participant contributions		-
Benefits payments		-

Amount recognized in the statement of financial position consists of:		
Noncurrent asset	$	522,967

Amounts recognized in accumulated other comprehensive income consist of:		
Unexpected return on plan assets	$	11,515
Net acturial gain		(177,694)
Prior service cost (credit)		19,224
	$	(146,955)

Other changes in plan assets and benefit obligations previously recognized in changes in comprehensive income:

Unexpected return on plan assets arising during this year	$	(11,515)
Net acturial gain arising during this year		177,694
Amorization of unrecoginzed prior service cost		(19,224)
Total recognized in other comprehensive income		146,955
Net periodic pension cost		-
Total recognized in net periodic pension cost and other comprehensive income	$	146,955

The following assumptions were used in accounting for the Pension Plan:

Weighted-average assumptions used to determine pension benefit obligations at December 31, 2018:

Discount rate	6.00%
Rate of compensation increase	0.00%

NOTE 9: RETIREMENT PLANS (CONTINUED)

Weighted-average assumptions used to determine net periodic pension benefit cost for the year ended December 31, 2018:

Discount rate	6.00%
Expected return on plan assets	5.00%
Rate of compensation increase	0.00%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

Asset Category	
Cash and cash equivalents	12.6%
Equity securities	58.8%
Other	28.6%

The fair values of the Company's pension plan assets at December 31, 2018, by asset category are as follows:

Asset Category	Total Fair Value	Quoted In Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$ 919,813	$ 919,813
Equity securities	705,680	705,680
Other	587,965	587,965
Total	$ 2,213,458	$ 2,213,458

Benefits expected to be paid over the next ten (10) fiscal years are as follows:

2019	$ 128,280
2020	127,458
2021	126,535
2022	125,514
2023	124,388
5 years after 2023	601,280
	$ 1,233,455

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2019, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2018 have been incorporated into these financial statements, and besides the disclosures herein, there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
As of December 31, 2018

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 924,232
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 703	
Other assets	1,593	
Prepaid expenses	7,479	
Property and equipment, net	6,440	
Pension asset	522,967	
Deposits and other assets	5,808	544,990
Tentative net capital		379,242
Haircuts		
Money market account	$ -	
Marketable securities	932	932
Net Capital		$ 378,310
Aggregate indebtness:		
Items included in statement of financial condition:		
Accrued expenses		$ 86,876
Commissions payable		80,156
Retirement plans payable		86,336
License fees payable		146,894
Pension Asset/Liability		-
Total aggregate indebtness		$ 400,262
Minimum net capital required		$ 26,684
Excess net capital		$ 351,626
Ratio of aggregate indebtness to net capital		1.06 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

Quest Capital Strategies, Inc.
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2018

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2018

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule Of Change In Liabilities Subordinated To Claims Of Creditors
For The Year Ended December 31, 2018

Not applicable.

KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Quest Capital Strategies, Inc. and the SIPC, solely to assist you and SIPC in evaluating Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Quest Capital Strategies, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Quest Capital Strategies, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KCCW

KCCW Accountancy Corp.
Los Angeles, California
February 26, 2018

KCCW CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON QUEST CAPITAL STRATEGIES EXEMPTION REPORT 2018

To the Board of Directors and Shareholder
of Quest Capital Strategies, Inc.:

We have reviewed management's statements, included in the accompanying Quest Capital Strategies Exemption Report 2018, in which (1) Quest Capital Strategies, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quest Capital Strategies, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Quest Capital Strategies, Inc. stated that Quest Capital Strategies, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Quest Capital Strategies, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quest Capital Strategies, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KCCW

KCCW Accountancy Corp.

Los Angeles, California
February 26, 2018

KCCW Accountancy Corp.
5042 Wilshire Blvd., #30011, Los Angeles, CA 90036, USA
Tel: +1 323 867 9880 • Fax: +1 323 375 0500 • info@kccwcpa.com